SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-12255

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEW PENN MOTOR EXPRESS, INC. 401(k) RETIREMENT PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

YRC WORLDWIDE INC.

10990 Roe Avenue

Overland Park, Kansas 66211

NEW PENN MOTOR EXPRESS, INC.

401(k) RETIREMENT PLAN

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Administrative Committee of YRC Worldwide, Inc.

New Penn Motor Express, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the New Penn Motor Express, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 6, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas

June 25, 2007

NEW PENN MOTOR EXPRESS, INC. 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments—At fair value
Mutual Funds	$9,602,758	$8,243,613
Common/Collective Trusts	169,559	—

Net Assets Reflecting all Investments at Fair Value	9,772,317	8,243,613
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	2,038	—

Net assets available for benefits	$9,774,355	$8,243,613

See accompanying notes to financial statements.

NEW PENN MOTOR EXPRESS, INC. 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2006 and 2005

	December 31,
	2006	2005
Additions:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$548,104	$387,880
Dividend and interest income	429,558	227,308

Total investment income	977,662	615,188

Contributions:
Participant	1,405,225	1,459,487
Rollovers	31,264	88,436

Total contributions	1,436,489	1,547,923

Total additions	2,414,151	2,163,111

Deductions:
Benefit paid to participants	883,382	301,886
Administrative expenses	27	11,430

Total deductions	883,409	313,316

Net increase	1,530,742	1,849,795
Net assets available for benefits:
Beginning of year	8,243,613	6,393,818

End of year	$9,774,355	$8,243,613

See accompanying notes to financial statements.

NEW PENN MOTOR EXPRESS, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of Plan

The following description of the New Penn Motor Express, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering employees (other than employees covered by a collective bargaining agreement and nonresident aliens) of New Penn Motor Express, Inc. (the Company) who are age 18 or older and complete at least 1000 hours of service in a 12-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

Each year, participants may contribute between 1% and 15% of pretax annual compensation in 1% increments, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 21 mutual funds and one managed income portfolio as investment options for participants. Contributions by participants are subject to annual limitations in accordance with Section 401(k) of the Internal Revenue Code (the Code). Employer contributions are not required or permitted under the Plan.

(c)	Participant Accounts

Each participant’s account is adjusted to reflect all contributions, withdrawals, distributions, earnings and increases or decreases in the value of investments.

(d)	Vesting

Participants are immediately 100% vested in their accounts.

(e)	Participant Loans

Participant loans are not permitted under the Plan.

(f)	Payment of Benefits

On termination of service, a participant may receive either (i) a lump-sum amount equal to the value of the participant’s account or (ii) installments over a period of time based on the reason for termination and the election made by the participant or by his or her beneficiary. For benefit distributions prior to March 28, 2005, generally, any participant account balance that did not exceed $5,000 was paid in a single lump-sum cash payment. For benefit distributions on or after March 28, 2005, generally, the cash-out threshold was reduced to $1,000 and any participant account balance that is more than $1,000 will be rolled over to an individual retirement plan designated by the Benefits Administrative Committee if the participant does not elect a different distribution option.

NEW PENN MOTOR EXPRESS, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of Plan (continued)

(f)	Payment of Benefits (continued)

If a participant makes a hardship withdrawal from the Plan, he or she is suspended from participating in the Plan for a period of six months.

(g)	Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(c)	New Accounting Pronouncements

In 2006, the Financial Accounting Standards Board issued FASB Staff Position (FSP) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully-Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans.

This new pronouncement states investment contracts held by defined contribution plans are required to be reported at fair value, except fully-benefit responsive investment contracts are reflected at contract value, since it represents the amount at which participants can execute transactions in the Plan. In order to reflect fully-benefit responsive contracts at contract value an adjustment from net assets at fair value to contract value is reflected in the Statement of Net Assets Available for Benefits. The prior year financial statements have been restated to reflect retrospective application of the FSP accordingly.

(d)	Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices, if available, are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. See Note 6 regarding the valuation of the investment contract.

NEW PENN MOTOR EXPRESS, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(2)	Summary of Accounting Policies (continued)

(d)	Valuation of Investments and Income Recognition (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Administrative Expenses

The Company pays all administrative expenses of the Plan, except for administrative fees related to servicing participant loans and broker fees. The investment income of the trust is net of any investment advisory fees charged by the managers.

(3)	Plan Termination

The Company has the right under the terms of the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan shall pay all expenses chargeable against the Plan and shall then distribute all assets to the participants in proportion to the amounts credited to their accounts at the date of such termination. If the Plan is terminated, the trust established within the Plan will continue until each account has been distributed.

(4)	Investments

Participants may direct investment of their accounts among several mutual funds that invest in stocks, money markets, U.S. government securities, and corporate bonds.

The following investments individually represent 5% or more of the net assets available for plan benefits at December 31:

	2006	2005
Mid-Cap Growth Fund	$2,195,753	$2,063,529
Equity Index 500 Fund	2,024,957	1,811,251
Growth Stock Fund	1,892,270	1,726,067
International Stock Fund	737,428	467,402
PIMCO Total Return Investment	609,065	*
Balanced Fund	*	861,067
Spectrum Income Fund	*	547,732

*	Fund did not represent 5% or more of net assets available for benefits

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $548,104 and $387,880, respectively.

NEW PENN MOTOR EXPRESS, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(5)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, trustee of the Plan. Transactions related to these investments qualify as exempt party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

In 2005, State Street Bank and Trust Company served as the Plan’s directed trustee; its affiliate, Boston Financial Data Services, Inc., provided recordkeeping services to the Plan; and Plan assets were invested in T. Rowe Price funds, and therefore these transactions qualify as party-in-interest transactions.

(6)	Investment Contract with Fidelity Management Trust Company

The Plan has a benefit-responsive investment contract with Fidelity Management Trust Company. Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the statements of net assets available for benefits at estimated fair value as provided by Fidelity.

The adjustment from fair value to contract value for the investment contract is based on the contract value as provided by Fidelity. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Information on the fully-benefit response investment contract held by the Plan is as follows as of December 31:

	2006	2005
Fair Value	$169,559	—
Average yield	2.70%	—
Crediting interest rate	4.37%	—

The crediting interest rate is based on a formula agreed upon with Fidelity. Such interest rates are reviewed periodically for resetting. Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with Fidelity. The Plan administrator believes the occurrence of such events is not probable.

(7)	Income Tax Status

The Internal Revenue Service has determined by a letter dated January 18, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the trust is tax-exempt.

NEW PENN MOTOR EXPRESS, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(8)	Differences Between Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the Form 5500:

	2006	2005
Net assets available for benefits per financial statements	$9,774,355	$8,243,613
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(2,038)	—

Net assets available for benefits per the Form 5500	$9,772,317	$8,243,613

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2006 and 2005 to the Form 5500:

	2006	2005
Contributions per the financial statements	$541,991	$1,547,923
Plus: Prior year contributions	—	37,984

Contributions per the Form 5500	$541,991	$1,585,907

(9)	Subsequent Events

Effective January 1, 2007, the Plan was amended as follows:

(a)	YRC Worldwide Inc. is the Plan sponsor.

(b)	The Benefits Administrative Committee of YRC Worldwide Inc. is the Plan administrator.

(c)	The Company will make a nondiscretionary matching contribution equal to 50% of a participant’s elective deferrals up to 6% of the participant’s compensation; provided that 50% of such matching contribution will be in YRC Worldwide Inc. common stock.

(d)	The Plan will comply with Section 404(c) of ERISA.

NEW PENN MOTOR EXPRESS, INC. 401(K) RETIREMENT PLAN

EIN: 23-2209533

PN: 001

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

Investment Description	Shares	Cost	Fair value
American Funds Growth of America Fund R5	57,586 units	(1)	$1,892,270
* Fidelity Spartan U.S. Equity Index Fund	40,354 units	(1)	2,024,957
Artisan Mid Cap Value Fund	108,808 units	(1)	2,195,753
ABF Large Cap Value Fund	6,977 units	(1)	158,939
* Fidelity Diversified International Fund	19,957 units	(1)	737,428
PIMCO Total Return Investment Fund	58,677 units	(1)	609,065
American Funds Europacific Growth Fund Class A	1,193 units	(1)	55,563
PIMCO High Yield Fund Administrative Class	4,145 units	(1)	40,993
Neuberger Berman Genesis Fund Trust Class	84 units	(1)	3,998
Baron Small Cap Fund	916 units	(1)	20,914
WFA Small Company Value Administrative Fund	605 units	(1)	9,570
* Fidelity Contrafund	1,830 units	(1)	119,319
* Fidelity Freedom Income Fund	7,198 units	(1)	83,062
* Fidelity Managed Income Portfolio II Class 2	171,597 units	(1)	169,559
* Fidelity Freedom 2005	4,351 units	(1)	50,518
* Fidelity Freedom 2010	18,291 units	(1)	267,412
* Fidelity Freedom 2015	19,791 units	(1)	241,446
* Fidelity Freedom 2025	7,965 units	(1)	101,710
* Fidelity Freedom 2020	31,214 units	(1)	484,746
* Fidelity Freedom 2030	24,361 units	(1)	390,501
* Fidelity Freedom 2035	1,417 units	(1)	18,686
* Fidelity Freedom 2040	10,117 units	(1)	95,908

Total investments, at fair value			$9,772,317

*	Represents a party-in-interest to the Plan.

(1) Cost information may be omitted as Plan assets are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YRC WORLDWIDE INC.
(Registrant)

Date: June 29, 2007	By:	/s/ Harold D. Marshall
Harold D. Marshall
Chairman
Benefits Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Mayer Hoffman McCann P.C.